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Washington, D.C. 20549

Attention: Folake Ayoola, Barbara Jacobs

Re:                             SG Social Games Corporation
Draft Registration Statement on Form S-1
Submitted December 17, 2018
CIK No. 0001760717

Ladies and Gentlemen:

On behalf of our client SG Social Games Corporation, a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on December 17, 2018 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Barry Cottle, the Company’s Executive Chairman, dated February 8, 2019.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Prospectus Summary

The Transactions, page 6

1.                                      To facilitate an understanding of the nature of the transactions, please identify the transaction as an “Up-C.” Also expand your disclosure to explain the business or strategic rationale for why this corporate structure was selected, including any material benefits to the parties involved.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 7, 53 and 54 of Amendment No. 1.

Summary Actual and Pro Forma Consolidated Financial and Other Data, page 15

2.                                      We note your presentation of AEBITDA margin.  Please revise throughout your filing to disclose, with equal or greater prominence, the most directly corresponding GAAP measure, Net Income margin.  Refer to Item 10(e)(i)(A) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 19, 63, 75, 78 and 81 of Amendment No. 1.

Risk Factors

A small number of games has generated a majority of our revenue, page 20

3.                                      Given your disclosure that Jackpot Party Casino has accounted for a substantial portion of your revenue since 2012 and you expect it to continue to do so over the next several years, please quantify the percentage of revenues it accounts for in the periods presented.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 21 of Amendment No. 1.

We rely on a small percentage of our players for nearly all of our revenue, page 21

4.                                      Please quantify the percentage of your paying players that account for nearly all of your revenues for the periods presented.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 22 of Amendment No. 1.

Future issuances or resales of Class A common stock by SG Holding or others, page 46

5.                                      Please discuss the dilutive effects to shareholders if LLC Interests are redeemed or exchanged for Class A common stock by SG Holdings.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 47 and 48 of Amendment No. 1.

Use of Proceeds, page 54

6.                                      You state that your management will have broad discretion to direct Social Parent LLC’s use of proceeds, and you may cause Social Parent LLC to make cash payments to SG Holding pursuant to the Tax Receivable Agreement.  To the extent the amount of cash payments to SG Holding is known prior to the effectiveness of the registration statement, please revise to quantify the amount.

Response:

The Company respectfully advises the Staff that, while the Company’s purchase of LLC Interests with proceeds from the proposed offering will trigger payment obligations under the Tax Receivable Agreement, the Company does not expect to know the amount or timing of such payments prior to the effectiveness of the Registration Statement, and has added disclosure on page 56 of Amendment No. 1 to disclose the same. However, in the event the amount of cash payments to SG Holding is known prior to the effectiveness of the Registration Statement, the Company undertakes to revise the Registration Statement to quantify such amount.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 62

7.                                      Please revise your pro forma financial statements to separately present adjustments related to the organizational transactions and adjustments related to the offering.  Please also include a sub-totaled column showing the historical financial information adjusted for the organizational transactions but before the effects of the offering. Refer to the instructions to Rule 11-02(b)(6) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company has revised the pro forma financial statements included in Amendment No. 1.

8.                                      On page 70, you disclose that after this offering the company will be subject to U.S. federal, state, foreign and local income taxes with respect to its allocable share of any taxable income of Social Parent LLC.  Please clarify whether you expect income tax expense to differ from the amounts presented in the Predecessor financial statements and if so what consideration was given to adjusting pro forma income tax expense.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 70 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators and Non-GAAP Measures, page 70

9.                                      Your disclosures indicate that you use third-party data to limit double counting in your MAU and DAU metrics.  Please explain how using third-party data limits double counting and how you ensure the accuracy of the metrics disclosed. You disclose on page 31 that you do not independently verify such metrics.

Response:

The Company respectfully advises the Staff that when a player utilizes a third-party log-in, such as Facebook Connect, to play the Company’s games, the third-party log-in information typically allows the Company to identify that player as the same player, even if that player plays different games or uses different devices.

To ensure accuracy of the metrics disclosed, the Company has in-house staff that manage data and compile metrics using in-house and third-party tools.  This staff utilizes consistent methods to manage this data and compile metrics and reports derived from the data collected in house and by third-party tools. As a matter of quality control, members of the Company’s management and other personnel review these metrics, and any anomalies in these metrics are investigated.

10.                               MAU is defined as the number of individual users who played a game during a particular month.  Please revise to clarify how MAU is calculated for the periods presented, such as for the years ended December 31, 2017 and 2018. Clarify whether the MAU metric disclosed is only for the last month in the period or whether it represents the average for each month within the period.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 72 of Amendment No. 1.

11.                               Please revise to clarify the period used to calculate average DAUs. For example, explain whether the DAUs used to calculate the average DAU for the fiscal year ended December 31, 2018 are based on the average DAUs for the month of December, the quarter ended December 31 or some other period.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 72 of Amendment No. 1.

12.                               On page 4, you describe developing your monetization and marketing engines to improve player engagement, increase paying player conversion and drive per-player monetization. As your revenues are generated from paying players, please tell us whether you monitor the extent to which you convert non-paying to paying players, the number of paying players, and per-player monetization. If so, revise to disclose any related metrics used and provide a quantitative and qualitative analysis of the changes in these metrics for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 77 and 80 of Amendment No. 1.

Results of Operations, page 73

13.                               Please provide a qualitative analysis of the changes in your key performance indicators for each period presented. Refer to Item 303 of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 76, 77 and 80 of Amendment No. 1.

Liquidity and Capital Resources, page 80

14.                               Please revise to address the fact that you will be a holding company with no operations of your own, and that you will depend on distributions from Social Parent LLC to pay your taxes and expenses, including payments under the Tax Receivable Agreement. Please also disclose any restrictions or other factors that could inhibit Social Parent LLC’s ability to pay dividends or make other distributions to the parent company.  Refer to Item 303(a)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 83 of Amendment No. 1.

Contractual Obligations, page 82

15.                               Please revise to include the amount of estimated annual payments under the Tax Receivable Agreement.  Additionally, on page 114, you state that you would be required to make an “immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA.” Please revise the liquidity section to discuss, quantitatively and qualitatively, the impact of this immediate cash payment on your liquidity.

Response:

As noted above in the response to comment 6, the Company respectfully advises that the Company does not know the amount or timing of any payments it would be required to pay under the Tax Receivable Agreement, including as a result of the Company’s purchase of LLC Interests with proceeds from the proposed offering, and therefore submits to the Staff that it would be confusing to investors to include estimated annual payments under the Tax Receivable Agreement in the table for contractual obligations. However, in order to provide further clarity to investors, the Company has revised the disclosure on page 85 of Amendment No. 1 to make clear that (i) the table does not include any such payments, (ii) the actual timing and amount of such payments, including as a result of the Company’s purchase of LLC Interests with proceeds from the proposed offering, will vary based on a number of factors described in Amendment No. 1, and (iii) the Company expects that the payments that it will be required to make to SG Holding will be substantial. Additionally, the Company has added disclosure elsewhere in Amendment No. 1, including on pages 14, 43 and 44, to provide to investors illustrative examples of amounts that may be due as payments under the Tax Receivable Agreement, or as payment in the event the Company terminates the Tax Receivable Agreement.

Certain Relationships and Related Party Transactions, page 110

16.                               Please discuss the term and termination provisions of the Intercompany Services Agreement and IP License Agreement with Scientific Games. In this regard, we note your risk factor disclosures on pages 35 and 39 regarding the Intercompany Services Agreement that you “will be able to continue to use these Scientific Games services for a fixed term established on a service-by-service basis...” and you will “have the right to terminate a service before its stated termination date” if you give notice to Scientific Games.

Response:

The Company respectfully advises the Staff that the Company has not yet finalized the Intercompany Services Agreement and IP License Agreement with Scientific Games to be entered into in connection with the proposed offering. The Company respectfully advises the Staff that it will supplementally describe the term and termination provisions of such agreements in an amendment to the Registration Statement promptly following their finalization, and prior to effectiveness of the Registration Statement.

Description of Capital Stock

Common Stock, page 119

17.                               You disclose that holders of shares of your Class A common stock and Class B common stock will vote together as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Please expand to describe instances when the holders of outstanding shares of Class A common stock and Class B common stock would be entitled to vote separately as different classes.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 123 of Amendment No. 1.

SG Social Holding Company II, LLC, Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-6

18.                               You disclose on page F-11 that you are not presenting historical earnings per share (“EPS”) for the Predecessor because the capital structure is not indicative of the anticipated capital structure of SG Social Games Corporation following this Offering. Please revise to present historical EPS for each period presented and include a footnote with reconciliations. Refer to ASC 260-10-45 and ASC 260-10-50-1.  In addition, if the organizational transactions will result in a material reduction in earnings per share, please present pro forma EPS for the latest year and interim period to give effect to these changes in capital structure.

Response:

In response to the Staff’s comment, the Company notes that FASB ASC 260-10-15-2 and ASC 260-10-45-7 require presentation of EPS for all periods for which an income statement is presented by:

“all entities that have issued common stock or potential common stock … if those securities trade in a public market ... This Topic also requires presentation of EPS by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market.” (emphasis not in actual ASC)

Upon completion of the Transactions, the Company will be the issuer of Class A common stock that is expected to trade in a public market following the proposed offering. Other than in connection with its formation, the Company has had no operations, and accordingly the Company has not presented an income statement or EPS in the Registration Statement.

SG Social Holding Company II, LLC is a wholly owned subsidiary of Scientific Games Corporation and a holding company that has 100% ownership of all subsidiaries that operate the social gaming business that will be conducted by the Company following the Transactions, including the proposed offering. Following the Transactions, including the proposed offering, the Company expects this entity will be determined for financial reporting purposes to be the Predecessor of the issuer and as such, “carve-out” financial statements for this entity were included in the Registration Statement. SG Social Holding Company II, LLC is a limited liability company, and neither its limited liability company agreement nor its formation documents provide for units or shares; accordingly, the Predecessor capital structure as an LLC is not indicative of the anticipated structure of the Company following the Transactions, including the proposed offering. As a result, the number of equity securities outstanding during the periods presented that would be used in the determination of EPS is indeterminate and there is no requirement to provide EPS in the historical SG Social Holding Company II, LLC “carve-out” financial statements that are included in the Registration Statement.

The Company plans to present basic and dilutive earnings per share on a pro forma basis in a subsequent filing of the Registration Statement, prior to its effectiveness, to reflect the impact of the Transactions in the requisite unaudited pro forma condensed consolidated statement of income.

General

19.                               In the market and industry data section on page iii, you state that you “do not make any representation as to the accuracy of that information” in the industry publications.  This statement appears to disclaim the issuer’s responsibility for information in the registration statement. Please revise.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page iv of Amendment No. 1.

20.                               Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the Staff with copies of the cover art and any additional materials or artwork the Company intends to use in the prospectus.

21.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

*         *         *         *         *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:                                (via e-mail)

Barry Cottle, Executive Chairman, SG Social Games Corporation

Josh Wilson, Chief Operating Officer, SG Social Games Corporation

Michael Quartieri, Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary, Scientific Games Corporation

James Sottile, Executive Vice President and Chief Legal Officer, Scientific Games Corporation

Senet S. Bischoff, Esq., Latham & Watkins LLP

Ellen Schulhofer, Esq., Brownstein Hyatt Farber Schreck, LLP